Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of _____________January____________2004,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

(Registrant)

Date: January 19, 2004	By	/s/ William G. E. Jacobs

PRESS RELEASE	Stockholm, Friday, January 16, 2004

Electrolux will close refrigerator factory in US

(ELUX) Electrolux will discontinue production of refrigerators at its factory in Greenville, Michigan, in the United States. The factory will continue to operate into 2005.

In October 2003 Electrolux announced that the factory was under evaluation. Careful and in-depth evaluation of proposals from the local community, the state of Michigan and the company’s labor unions has been conducted.

Most of the products currently manufactured in Greenville will move to a new factory to be built in Mexico. The investment in Mexico is expected to be approximately USD 150m over the coming two years.

The Greenville factory has approximately 2,700 employees. The closure of the factory will incur a total cost of approximately SEK 1,200m, the majority of which will be taken as a charge against operating income for the first quarter of 2004. Approximately half of the cost refers to write-down of assets.

-end

Further information
The Electrolux Press Hotline is available at +46 8 657 65 07.

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2002, Electrolux had sales of SEK 133.2 billion and 82,000 employees.

For cancellation of or changes to this fax distribution service, please return this document, with your name, company, and fax number, stating what you want to change, to fax no +46 8 738 74 61.

AB ELECTROLUX (PUBL)
MAILING ADDRESS	TELEPHONE	INVESTOR RELATIONS	E-MAIL ADDRESS
SE-105 45 STOCKHOLM, SWEDEN	+46 8 738 60 00	+46 8 738 60 03	ir@electrolux.se
OFFICE ADDRESS	TELEFAX	WEBSITE	REG. NO
S:T GöRANSGATAN 143	+46 8 738 70 90	www.electrolux.com/ir	556009-4178